Exhibit 99.7

CERTIFICATE OF QUALIFIED PERSON

As an author of the report entitled “NI 43-101 Technical Report on the Marigold Mine, Humboldt County, Nevada” dated effective November 19, 2014 prepared for Silver Standard Resources Inc. (the “Technical Report”), I hereby certify that:

1.	My name is Karthik Rathnam, Senior Resource Geologist, Marigold Mining Company (“MMC”), with business address at P.O. Box 160, 32255 Marigold Mine Road, Valmy, Nevada, 89438.

2.	I am a graduate of the Anna University, Chennai, India where I obtained my Bachelor of Applied Geology and hold a Masters degree in Applied Geology from the Indian Institute of Technology, Mumbai, India, which was awarded in 1995.

3.	Since 1995, I have been continuously and actively involved in the resources sector working in Asia, Africa and North America. I have been working as a Resource Geologist for the last 12 years with Sterlite Gold, Armenia (2002-2006) and National Mining Company, Oman (2006-2007), and as Superintendent Resource Development Geologist with Barrick Gold Corporation at the Bulyanhulu Gold mine, Tanzania (2007-2012). For the past 2 years, I have been employed at the Marigold mine as Senior Resource Geologist and have been engaged in exploration, resource modelling and operations in North America.

4.	I am a current member and a competent person of the Australasian Institute of Mining and Metallury, membership number 308305.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (the “Instrument”) and certify that by reason of my education, affiliation with a professional association (as defined in the Instrument) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of the Instrument.

6.	I am jointly responsible for the following sections of the Technical Report: 1 through 3, 14 and 24 through 27.

7.	I am not independent of Silver Standard Resources Inc. pursuant to section 1.5 of the Instrument.

8.	I had no involvement with the Marigold mine, prior to my employment with MMC which began in 2012.

9.	I have read the Instrument and Form 43-101F1 (the “Form”) and the sections of the Technical Report for which I am responsible have been prepared in compliance with the Instrument and the Form.

10.	As of the date of this certificate, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible and jointly responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

DATED at Valmy, Nevada, on November 19, 2014.

/s/ Karthik Rathnam
Karthik Rathnam, MAusIMM (CP)